Exhibit 99.1

NEWS RELEASE

YAMANA GOLD FOURTH QUARTER AND YEAR-END 2008 FINANCIAL RESULTS
NOTIFICATION AND CONFERENCE CALL

TORONTO, ONTARIO, February 17, 2009 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced that its fourth quarter and year-end 2008 financial results will be released after market close on March 4, 2009. A conference call and webcast will follow on March 5, 2009 at 11:00 am EST. The results were previously scheduled to be released on March 24, 2009 with a conference call to follow.

Conference Call Information:

Toll Free (North America):	1-877-874-1570
International:	719-325-4757
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free Replay Call (North America):	1-888-203-1112, Passcode: 9741441
Replay Call:	719-457-0820, Passcode: 9741441

The conference call replay will be available from 1:00 p.m. EST on March 5, 2009 until 11:59 p.m. EST on March 12, 2009.

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana
Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Central America. Yamana is producing gold and other precious metals at intermediate company production levels in addition to copper production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina, Chile and elsewhere in the Americas.

For additional information, contact:

Jodi Peake Vice President, Corporate Communications & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com